EXHIBIT 12.1

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES - FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2012	2013	2014	2015	2016

Earnings:
Income before income taxes	$136,243	$131,984	$133,131	$109,238	$144,569

Fixed charges:
Interest expense	31,734	30,281	28,594	29,254	26,791
Rent expense (Interest factor)	7,100	7,359	6,480	6,892	5,875
TOTAL FIXED CHARGES	38,834	37,640	35,074	36,146	32,666

EARNINGS AVAILABLE FOR FIXED CHARGES	$175,077	$169,624	$168,205	$145,384	$177,235

Ratio of earnings to fixed charges (1)	4.51	4.51	4.80	4.02	5.43

(1) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).